UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-27750

                           NOTIFICATION OF LATE FILING

(Check One):  Form 10-K [X]  Form 20-F [   ]  Form 11-K [  ] Form 10-Q [  ]
Form N-SAR [   ]

For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  IMPATH Inc.
Former Name if Applicable

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Address of Principal Executive Office (Street and Number): 521 W. 57th  Street
City, State and Zip Code: New York, New York  10019        -------------------
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                       PART II -- RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[ ]  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

           State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On July 30, 2003, IMPATH Inc. (the "Company") announced that the Audit Committee of the Company has initiated an investigation into the possibility of accounting irregularities involving its accounts receivable. In addition, in the process of the Company's review of the carrying value of its GeneBank(TM) asset, the Company discovered discrepancies relating to the amounts capitalized on this asset. This investigation has not been completed and as a result, at this time the Company is unable to complete its preparation of its financial statements required for inclusion in the Form 10-K. As a result, the Company is unable to complete and timely file the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.


                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Richard C. Rosenzweig                         (212) 485-0859
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(Name)                                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [X]

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003.


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X ] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company anticipates that the investigation referred to above will likely lead to a restatement of results of prior periods and prior years, and the continued evaluation of assets may result in one time charges for the affected periods, contributing to an overall net loss for the year. A reasonable estimate of the change in operating results cannot be made at this time.



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                                  IMPATH Inc.
                                  -----------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2004                         By: /s/ Richard C. Rosenzweig
                                                 -------------------------------
                                                 Richard C. Rosenzweig
                                                 General Counsel and Secretary

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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